[EMPOWERED PRODUCTS, INC. LETTERHEAD]

September 29, 2011

Via EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:          Empowered Products, Inc.
Current Report on Form 8-K/A
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 1, 2011
File No. 333-165917

Dear Ms. Long:

On behalf of Empowered Products, Inc., a Nevada corporation (the “Company”), we hereby submit the following responses to the Commission’s comment letter issued on September 14, 2011 regarding Amendment No. 1 to the Company’s Form 8-K/A and the Company’s Annual Report on Form10-K/A filed with the Commission on September 1, 2011.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Risk Factors, page 10

If we are unable to protect our proprietary technology . . . , page 14.

1.	Comment: We note your response to comment eight in our letter dated August 4, 2011. You have not replaced the reference to “proprietary technology”. Please delete the reference in your future filings.

Response: The Company confirms it will delete the reference in its future filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Forward-Looking Statements, page 3

Pamela Long
September 29, 2011

2.	Comment: We note your response to comment 10 in our letter dated August 4, 2011. Please provide us with your analysis supporting your belief that you are not a former shell company.

Response:  Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has (1) no or nominal operations; and (2) either (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”  For purposes of this definition, the determination of the registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with GAAP on the date of the determination.

As reflected in the Company’s balance sheets prepared in accordance with GAAP and contained in its Annual Reports on form 10-K, quarterly reports on Form 10-Q, and Registration Statements on Form S-1 filed with the Commission, the Company has had more than nominal assets since December 31, 2009.  Additionally, the Company has had assets consisting of more than cash and cash equivalents and has had more than nominal assets other than cash and cash equivalents.  The majority of the Company’s assets from December 31, 2009 through March 31, 2011 consist of accounts receivable, with accounts receivable representing between 51.0% to 69.6% of the Company’s total assets during such period.  The table below discloses the amount of cash and cash equivalents, the amount of accounts receivable, the amount of total assets and the percentage accounts receivable represented of the total assets as of the end of each fiscal quarter from December 31, 2009 through March 31, 2011.

	As of
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
		(unaudited)	(unaudited)	(unaudited)		(unaudited)
Cash and Cash Equivalents	1,727	4,165	8,748	17,426	14,440	25,169
Accounts Receivable	8,996	14,653	20,955	20,009	28,285	39,421
Total Assets	13,944	21,046	30,341	38,723	55,506	74,772
Accounts Receivable as a Percentage of Total Assets	64.5%	69.6%	69.1%	51.7%	51.0%	52.7%

Pamela Long
September 29, 2011

Prior to the Company’s merger with Empowered Products Nevada, Inc. (the “Merger”), the Company was an operating company providing transactional financial, corporate reporting, commercial and digital printing services, primarily providing EDGARization services for corporate documents requiring filing on EDGAR.  According to the Company’s 10-K for the fiscal year ended December 31, 2010, the Company had provided EDGARization services to approximately 16 entities and financial reporting and bookkeeping services to three entities.  To support those operations, the Company had two full time employees and one part-time employee as of the date of the Merger.  During 2011, the Company also used two contractors to supplement the full time staff.  From inception until the Merger, the Company actively marketed its services to law firms and other reporting companies and had expanded its client base through its relationship with law firms and accounting firms. During the months leading up to the Merger, the Company expended significant resources training its employees and contractors and familiarizing its clients with the Commission’s rules requiring financial statement information to be presented in interactive data using eXtensible Business Reporting Language (XBRL), which was being phased in by the Commission for smaller reporting companies. During that time, the Company also entered into written agreements with clients to provide XBRL services to those clients. As a result of the Company’s operations prior to the Merger, the Company generated significant revenues and was profitable during the period ended December 31, 2009 and reported a small loss for the year ended December 31, 2010.

The Company’s accounts receivable balances reflected in its balance sheets prepared in accordance with GAAP and shown in the table above are not nominal and indicate that the Company’s assets consisted of substantially more than cash and cash equivalents.  In addition, prior to the merger with Empowered Products Nevada, Inc., the Company was an operating company providing EDGARization services to various customers.  Thus, the Company did not meet the definition of a “shell company” pursuant to Rule 12b-2 prior to the merger and is not a former shell company.

Item 9A. Controls and Procedures, page 4

3.
Comment:  Please clarify to us, and in future filings state, that the ineffectiveness of your disclosure controls and procedures stemmed from the weaknesses described in your internal controls over financial reporting.

Response:  The Company confirms, and confirms it will disclose in future filings, that its ineffectiveness of its disclose controls and procedures stemmed from the weaknesses described in its internal control over financial reporting.

Pamela Long
September 29, 2011

Should you have any questions, please do not hesitate to contact the undersigned or Melissa A. Brown, Esq. at (310) 552-5086 with any questions.

Sincerely,

/s/  Scott Fraser

Scott Fraser
President and Chief Executive Officer